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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                        Commission File Number 333-101591


                          GERDAU AMERISTEEL CORPORATION


                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [ ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934.

                              Yes [ ]        No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                  EXHIBIT LIST


Exhibit        Description
-------        -----------
 99.1          Press Release dated August 3, 2005

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

                                     GERDAU AMERISTEEL CORPORATION


                                     By: /s/ Robert E. Lewis
                                         ---------------------------------------
                                         Name:  Robert E. Lewis
                                         Title: Vice-President, General Counsel
                                                and Corporate Secretary